UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

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PHARMACYCLICS, INC.

(Name of Registrant as Specified in its Charter)

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PHARMACYCLICS, INC.

995 East Arques Avenue
Sunnyvale, California 94085

November 2, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc. (the "Company"), which will be held at 12:00 P.M. local time on Friday, December 14, 2007 at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085.

At the Annual Meeting, you will be asked to consider and vote upon the following proposals:

1. the election of six (6) directors to serve until the 2008 annual meeting or until their successors are elected and qualified; and
2. the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008.

The enclosed Notice of Annual Meeting of Stockholders and Proxy Statement more fully describe the details of the business to be conducted at the Annual Meeting.

After careful consideration, the Company's Board of Directors has unanimously approved the proposals and recommends that you vote IN FAVOR OF each such proposal.

After reading the Proxy Statement, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. If you later decide to attend the Annual Meeting in person and vote by ballot, only your vote at the Annual Meeting will be counted.

Copies of the Pharmacyclics, Inc. 2007 Annual Report to Stockholders and Annual Report on Form 10-K for the fiscal year ended June 30, 2007 are also enclosed.

We look forward to seeing you at the Annual Meeting.

Sincerely,

/s/ RICHARD A. MILLER, M.D.

Richard A. Miller, M.D.
President and Chief Executive Officer

<u>IMPORTANT</u>

Please sign and promptly return the enclosed proxy card in the accompanying postage-paid
return envelope so that your shares may be voted if you are unable to attend the Annual Meeting.

PHARMACYCLICS, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

December 14, 2007

TO THE STOCKHOLDERS OF PHARMACYCLICS, INC.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders ("Annual Meeting") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), will be held at 12:00 P.M. local time on Friday, December 14, 2007 at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085, for the following purposes:

1. to elect six (6) directors to serve until the 2008 annual meeting or until their successors are elected and qualified;
2. to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008; and
3. to transact such other business as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only stockholders of record at the close of business on October 22, 2007 are entitled to receive notice of and to vote at the Annual Meeting and any adjournment thereof. The stock transfer books of the Company will remain open between the record date and the date of the meeting. A list of the stockholders entitled to vote at the Annual Meeting will be available for inspection at the Company's principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085, for a period of ten (10) days immediately prior to the Annual Meeting.

All stockholders are cordially invited to attend the Annual Meeting. However, to assure your representation at the meeting, please carefully read the accompanying Proxy Statement, which describes the matters to be voted upon at the Annual Meeting. Then, please sign and promptly return the enclosed proxy card in the accompanying postage-paid return envelope. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you decide to attend the Annual Meeting, and vote by ballot, only your vote at the Annual Meeting will be counted. The prompt return of your proxy card will assist us in preparing for the Annual Meeting.

Sincerely,

/s/ LEIV LEA

Leiv Lea
Secretary

Sunnyvale, California
November 2, 2007

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING IN PERSON, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE.

PHARMACYCLICS, INC.
995 East Arques Avenue
Sunnyvale, California 94085

_____

PROXY STATEMENT

FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held on December 14, 2007

_____

GENERAL INFORMATION FOR STOCKHOLDERS

The enclosed proxy ("Proxy") is solicited on behalf of the Board of Directors (the "Board") of Pharmacyclics, Inc., a Delaware corporation (the "Company"), for use at its 2007 Annual Meeting of Stockholders (the "Annual Meeting") to be held at 12:00 P.M. local time on December 14, 2007, at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085 and at any adjournment or postponement thereof.

This Proxy Statement and the accompanying form of Proxy were first mailed to all stockholders entitled to vote at the Annual Meeting on or about November 2, 2007.

The Company's principal executive offices are located at 995 East Arques Avenue, Sunnyvale, California 94085. Its telephone number is (408) 774-0330.

Record Date and Voting

Stockholders of record at the close of business on October 22, 2007 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 25,968,189 shares of the Company's Common Stock (the "Common Stock") outstanding and entitled to vote. No shares of the Company's preferred stock are outstanding. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder as of the Record Date.

The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of Common Stock issued and outstanding on the Record Date. Shares that are voted "FOR," "AGAINST," "ABSTAIN" or "WITHHELD FROM" a matter are treated as being present at the meeting for purposes of establishing a quorum. Broker non-votes (i.e., the submission of a Proxy by a broker or nominee specifically indicating the lack of discretionary authority to vote on the matter) are also counted for purposes of determining the presence of a quorum for the transaction of business. Shares voted "FOR" or "AGAINST" a particular matter presented to stockholders for approval at the Annual Meeting will be treated as shares entitled to vote ("Votes Cast") with respect to such matter. Abstentions also will be counted towards the tabulation of Votes Cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes will not be counted for purposes of determining the number of Votes Cast with respect to the particular proposal on which the broker has expressly not voted. Accordingly, broker non-votes will not affect the outcome of the voting on a proposal that requires a majority of the Votes Cast (such as an amendment to, or adoption of, a stock purchase plan).

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. Stockholders may not cumulate votes in the election of directors. If a choice as to the matters coming before the Annual Meeting has been specified by a stockholder on the Proxy, the shares will be voted accordingly. If a Proxy is returned to the Company and no choice is specified, the shares will be voted IN FAVOR OF each of the Company's nominees for director and IN FAVOR OF the approval of each of the proposals described in the Notice of Annual Meeting of Stockholders and in this Proxy Statement.

Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the Annual Meeting may request reasonable assistance or accommodation from the Company by contacting Leiv Lea, Vice President, Finance and Administration and Chief Financial Officer and Secretary, in writing at 995 East Arques Avenue, Sunnyvale, California 94085 or by telephone at

(408) 774-0330. To provide the Company sufficient time to arrange for reasonable assistance, please submit such requests by December 1, 2007.

Revocability of Proxies

Any stockholder giving a Proxy pursuant to this solicitation may revoke it at any time prior to the meeting by filing with the Secretary of the Company at its principal executive offices at 995 East Arques Avenue, Sunnyvale, California 94085-4521, a written notice of such revocation or a duly executed Proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation

The Company will bear the entire cost of this solicitation, including the preparation, assembly, printing and mailing of the Notice of Annual Meeting, this Proxy Statement, the Proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. To assure that a quorum will be present in person or by proxy at the Annual Meeting, it may be necessary for certain officers, directors, employees or other agents of the Company to solicit proxies by telephone, facsimile or other means or in person. The Company will not compensate such individuals for any such services. Except as described above, the Company does not presently intend to solicit proxies other than by mail.

Deadline for Receipt of Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's fiscal 2008 annual meeting of stockholders is the close of business on July 7, 2008. Proposals of stockholders intended to be presented at the Company's fiscal 2008 annual meeting of stockholders without inclusion of such proposals in the Company's proxy statement and form of proxy relating to the meeting must be received by the Company no later than the close of business on September 15, 2008 and no earlier than the close of business on August 15, 2008.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements. This means that only one (1) copy of this proxy may have been sent to multiple stockholders in a stockholder's household. The Company will promptly deliver copies of the proxy statement and annual report to any stockholder who contacts the Company's investor relations department at 408-774-0330 or by mail addressed to Investor Relations, 995 East Arques Avenue, Sunnyvale, California 94085, requesting such copies. If a stockholder is receiving multiple copies of the proxy statement and annual report at the stockholder's household and would like to receive a single copy of the proxy statement and annual report for a stockholder's household in the future, stockholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the proxy statement and annual report.


IMPORTANT


Please sign and return the enclosed Proxy in the accompanying postage-prepaid envelope as soon as possible so that your shares may be voted if you are unable to attend the Annual Meeting.

The Company's Annual Report to Stockholders for the fiscal year ended June 30, 2007 (the "Annual Report") and the Annual Report on Form 10-K (the "Form 10-K") for the fiscal year ended June 30, 2007, as filed with the Securities and Exchange Commission (the "SEC"), have been included with the mailing of the Notice of Annual Meeting and Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. Neither the Annual Report nor the Form 10-K is considered proxy-soliciting material and neither is incorporated into or is a part of this Proxy Statement.

<h1 style="text-align:center">MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING</h1>

<h2 style="text-align:center">PROPOSAL ONE - ELECTION OF DIRECTORS</h2>

At the Annual Meeting, a Board of Directors consisting of six (6) members will be elected to serve until the Company's next Annual Meeting or until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal. The independent members of the Board have selected six (6) nominees, all of whom are current directors of the Company. Each person nominated for election has agreed to serve if elected, and the Company has no reason to believe that any nominee will be unavailable to serve. Unless otherwise instructed, the Proxy holders will vote the Proxies received by them IN FAVOR OF each of the nominees named below. The six (6) candidates receiving the highest number of affirmative votes of all of the Votes Cast at the Annual Meeting will be elected. If any nominee is unable to or declines to serve as a director, the Proxies may be voted for a substitute nominee designated by the Nominating and Corporate Governance Committee. As of the date of this Proxy Statement, the Board is not aware of any nominee who is unable or will decline to serve as a director.

The Board has determined that all of the director nominees, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. The Board has further determined that director nominees Miles R. Gilburne and James L. Knighton, both of whom are members of the Company's Audit Committee, satisfy the more restrictive independence requirements for Audit Committee members set forth in United States securities laws. See "Board Meeting, Independence and Committees" below for further discussion of these independence determinations.

Vote Required and Board Recommendation

The six (6) nominees receiving the highest number of affirmative votes of the shares present in person or represented by Proxy and entitled to vote at the Annual Meeting shall be elected as directors of the Company.

<p style="text-align:center">The Board recommends that stockholders vote IN FAVOR OF the election of each of the following nominees to serve as directors of the Company.</p>

Information with Respect to Director Nominees

Set forth below is information regarding the nominees.

Name	Age	Position(s) with the Company	Director Since
Robert W. Duggan	63	Director	2007
Miles R. Gilburne	56	Director	2000
James L. Knighton	53	Director	2006
Richard M. Levy, Ph.D.	69	Director	2000
Richard A. Miller, M.D.	56	Director, President and Chief Executive Officer	1991
Christine A. White, M.D.	55	Director	2006

Business Experience of Director Nominees

Mr. Duggan has been a member of our Board of Directors since September 2007. Mr. Duggan served as Chairman of the Board of Directors of Computer Motion, Inc., a computerized surgical systems company, from 1990 to 2003 and Chief Executive Officer from 1997. Computer Motion was acquired by Intuitive Surgical, Inc. in 2003. Mr. Duggan is the Founder of the investment firm Robert W. Duggan & Associates. Mr. Duggan has been a private venture investor for more than 30 years and has participated as a director of, investor in and advisor to numerous small and large businesses in the medical equipment, computer local and wide area network, PC hardware and software distribution, digital encryption, consumer retail goods and outdoor media communication industries. Mr. Duggan has also assisted in corporate planning, capital formation and management for his various investments. He received the Congressman's Medal of Merit and in 2000 he was named a Knight of the Legion of Honor by President Jacques Chirac. Mr. Duggan is currently also a director of Intuitive Surgical, Inc. He is a member of the University of California at Santa Barbara Foundation Board of Trustees.

Mr. Gilburne was elected as a Director of the company in March 2000. Mr. Gilburne has been a managing member of ZG Ventures, a venture capital and investment company, since 2000. From February 1995 through December 1999, he was Senior Vice President, Corporate Development for America Online, Inc., an internet services company. He joined the board of directors of America Online in the fall of 1999 and subsequently served as a member of the board of directors of Time Warner Inc. until stepping down in May 2006. Prior to joining America On line, Mr. Gilburne was a founding partner of The Cole Gilburne Fund, an early stage venture capital fund focused on information and communications technology and a founding partner of technology and media law firms in both San Francisco and Los Angeles. Mr. Gilburne is currently a member of the board of directors of SRA International, Inc., a government services company and Maui Land & Pineapple, real estate and agriculture company. Mr. Gilburne is also a founding investor and member of the board of several privately held companies, including Revolution Health Group, a company focused on various aspects of consumer driven healthcare and ePals, a global community of online learners. Mr. Gilburne received an A.B. degree from Princeton University and a J.D. from Harvard Law School.

Mr. Knighton was elected as a Director of the company in August 2006. Mr. Knighton has served as President and co-founder of AvidBiotics Corporation, a private biotechnology company since April 2005. Mr. Knighton served as President/Chief Operating Officer and Chief Financial Officer of Caliper Life Sciences, Inc. from July 2003 to March 2004. Mr. Knighton originally joined Caliper in September 1999 as Vice President and Chief Financial Officer, was promoted to Executive Vice President in April 2001 and to President and Chief Financial Officer in July 2002. From October 1998 to September 1999, Mr. Knighton served as Senior Vice President and Chief Financial Officer of SUGEN, Inc., a biotechnology company acquired by Pharmacia. From July 1997 to October 1998, Mr. Knighton served as Vice President of Investor Relations and Corporate Communications at Chiron Corporation, a biotechnology company. Mr. Knighton holds a B.S. in Biology from the University of Notre Dame, an M.S. in Genetics from the University of Pennsylvania and a M.B.A. from the Wharton School at the University of Pennsylvania.

Dr. Levy was elected as a Director of the company in June 2000. Dr. Levy retired in February 2006 from his position as President and Chief Executive Officer of Varian Medical Systems, Inc., a medical equipment company. Dr. Levy remains Chairman of the Board of Directors of Varian Medical Systems, a position he has held since February 2003. He served as President and Chief Executive Officer and a director of Varian Medical Systems, Inc., since April 1999, and as Executive Vice President of Varian Associates, Inc., the predecessor company from which Varian Medical Systems, Inc. was spun out, since 1992. Dr. Levy also serves on the Board of Directors of Sutter Health, a not-for-profit multi-provider integrated health care delivery system. Dr. Levy holds a B.A. degree from Dartmouth College and a Ph.D. in nuclear chemistry from the University of California at Berkeley.

Dr. Miller has served as President, Chief Executive Officer and a Director since he co-founded the Company in April 1991. Dr. Miller was a co-founder of IDEC Pharmaceuticals Corporation and from 1984 to February 1992 served as Vice President and a director. Dr. Miller also is a Clinical Professor of Medicine (Oncology) at Stanford University Medical Center. Dr. Miller received his M.D. from the State University of New York Medical School and is board certified in both Internal Medicine and Medical Oncology.

Dr. White was elected as a Director of the company in August 2006. Dr. White retired in June 2005 from her position as Senior Vice President, Global Medical Affairs of Biogen Idec Inc., a biopharmaceutical company, a position held since the merger of Biogen, Inc. and IDEC Pharmaceuticals Corporation in November 2003. She joined IDEC Pharmaceuticals in June 1996 and served as Senior Director, Oncology and Hematology Clinical Development until June 2000 when she was appointed Vice President, Oncology and Hematology Clinical Development. In May 2001, she was appointed Vice President, Medical Affairs. From 1994 to June 1996, Dr. White was Director, Clinical Oncology Research at the Sidney Kimmel Cancer Center in San Diego. From 1984 to 1994, Dr. White held various positions at Scripps Memorial Hospitals, San Diego County, most recently as Chair, Department of Medicine. Dr. White is also a director of Arena Pharmaceuticals, Inc., a biopharmaceutical company and Apoptos, Inc., a private biotechnology company. Dr. White holds a B.A. degree in Biology and M.D. degree, both from the University of Chicago.

There are no family relationships among executive officers or directors of the Company.

Board Meetings, Independence and Committees

During the fiscal year ended June 30, 2007, the Board held seven (7) meetings. During the fiscal year ended June 30, 2007, all directors attended at least seventy-five percent (75%) of the meetings of the Board and of the committees on which they served that were held during the period for which they were a director or committee member, respectively. Although the Company does not have a formal policy regarding attendance by members of the Board at its Annual Meeting, the Company encourages directors to attend and historically many of them have done so. To facilitate attendance and reduce travel costs, the Company usually schedules its Annual Meeting to occur immediately before or

after a periodic meeting of the Board. All members of the Board attended the annual stockholder meeting in December 2006.

The Board has determined that all of the members of the Board, other than Dr. Miller, are "independent" as that term is defined in the Nasdaq Marketplace Rules. Dr. Miller is not considered independent because he is an executive officer of the Company. As required under applicable Nasdaq Marketplace Rules, the Company's independent directors meet regularly in executive session at which only they are present. The Board has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees.

Audit Committee

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Audit Committee is also charged with the review and approval of all related party transactions involving the Company. The Audit Committee acts pursuant to a written charter that has been adopted by the Board attached as Exhibit A to this proxy statement. A more complete description of the powers and responsibilities delegated to the Committee is set forth in the Audit Committee charter. Mr. Knighton, as the chairperson, Mr. Gilburne and Dr. White presently serve on the Audit Committee. Mr. Gilburne served on the Audit Committee throughout fiscal year 2007, Mr. Knighton was appointed to the Audit Committee in August 2006, Dr. White was appointed to the Audit Committee in December 2006. The Audit Committee met four (4) times during the fiscal year ended June 30, 2007. The Board has determined that all members of the Audit Committee are "independent" as that term is defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules. The Board has further determined that Mr. Knighton is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended (the "Securities Act").

Compensation Committee

The Compensation Committee reviews and approves the Company's general compensation policies, sets compensation levels for the Company's executive officers and administers the Company's 2004 Equity Incentive Award Plan (the "2004 Plan") and the Employee Stock Purchase Plan. Dr. Levy, as chairperson, Mr. Rohn, Dr. White and Mr. Duggan, presently serve on the Compensation Committee. Dr. Levy and Mr. Rohn served on the Compensation Committee throughout fiscal year 2007, while Dr. White and Mr. Duggan joined the Compensation Committee in August 2006 and September 2007, respectively. The Compensation Committee met two (2) times during the fiscal year ended June 30, 2007. The Board has determined that all of the members of the Compensation Committee are "independent" as defined in the Nasdaq Marketplace Rules.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance ("NCG") Committee establishes qualification standards for Board membership, identifies qualified individuals for Board membership and considers and recommends director nominees for approval by the Board and the stockholders. The NCG Committee has adopted a written charter that is available on the Company's website at www.pharmacyclics.com. The NCG Committee considers suggestions from many sources, including stockholders, regarding possible candidates for director. The NCG Committee also takes a leadership role in shaping the corporate governance of the Company. Mr. Gilburne, as chairperson, Mr. Rohn, Mr. Knighton, Dr. Levy and Dr. White presently serve on the NCG Committee. Mr. Gilburne, Dr. Levy and Mr. Rohn served on the NCG Committee throughout fiscal year 2007 while Mr. Knighton and Dr. White joined the NCG Committee in August 2006 and Mr. Duggan joined the NCG Committee in September 2007. During the fiscal year ended June 30, 2007, the NCG Committee met two (2) times. The Board has determined that each of the members of the NCG is "independent" as defined in the Nasdaq Marketplace Rules.

Director Nomination and Communication with Directors

Criteria for Nomination to the Board

In evaluating director nominees, the NCG Committee considers the following factors:

- the appropriate size of the Board;
- the level of technical, scientific, operational, strategic and/or economic knowledge of the Company's business and industry;
- experience at the senior executive or board level of a public company;

- integrity and commitment to the highest ethical standards;
- whether the candidate possesses complimentary skills and background with respect to other Board members; and
- the ability to devote a sufficient amount of time to carry out the duties and responsibilities as a director.

The objective of the NCG Committee is to structure a Board that brings to the Company a variety of skills and perspectives developed through high-quality business and professional experience. In doing so, the NCG Committee also considers candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees. The NCG Committee may, however, consider such other factors as it deems are in the best interests of the Company and its stockholders.

 The NCG Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining new perspectives. If any member of the Board does not wish to continue in service, or if the NCG Committee decides not to nominate a member for re-election, the Committee will identify the desired skills and experience of a new nominee as outlined above, providing that the Board determines to fill the vacancy. To date, the Company has not engaged a third party to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right to do so in the future.

Stockholder Proposals for Nominees

The NCG Committee will consider proposed nominees whose names are submitted to it by stockholders, providing that the stockholder has held Company stock at least one (1) year and holds a minimum of 1% of the Company's outstanding voting securities. If a stockholder wishes to suggest a proposed name for consideration, he or she must follow our procedures regarding the submission of stockholder proposals. Our amended and restated bylaws permit stockholders to nominate directors for election at our annual meeting of stockholders as long as stockholders provide the Company with proper notice of such nomination. Any notice of director nomination must meet all of the requirements contained in our bylaws and include other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the nominee's consent to serve as a director. Stockholders may send recommendations for director nominees or other communications to the Board or any individual director c/o Secretary, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California, 94085. All communications received are reported to the Board or the individual directors, as appropriate. For any stockholder to make a director nomination at next year's annual meeting, the stockholder must follow the procedures described in this Proxy Statement under "Deadline for Receipt of Stockholder Proposals."

Code of Ethics and Committee Charters

The Board has also adopted a formal code of conduct that applies to all of our employees, officers and directors. The latest copy of our Code of Business Conduct and Ethics, as well as the Charters of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee of the Board are available in the "Investors" section of our website at www.pharmacyclics.com.


PROPOSAL TWO - RATIFICATION OF SELECTION
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Audit Committee of the Board has selected the firm of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by the stockholders at the Annual Meeting. PricewaterhouseCoopers LLP has audited the Company's financial statements since 1993. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting to respond to appropriate questions, and will be given the opportunity to make a statement if he or she so desires.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm is not required by law or the Company's bylaws or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification as a matter of good corporate practice. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

Independent Registered Public Accounting Firm Fees

The following table sets forth the aggregate fees billed or to be billed by PricewaterhouseCoopers LLP for the following services during fiscal 2007 and 2006:

	Fiscal 2007	Fiscal 2006
Audit fees	$ 297,200	$ 263,900
Audit-related fees	-	-
Tax fees	20,000	18,500
All other fees	-	-
Total	$ 317,200	$ 282,400

In the above table, "audit fees" for professional services for the audit of the Company's financial statements included in its Annual Report on Form 10-K for the years ended June 30, 2007 and 2006, and review of financial statements included in its quarterly reports on Form 10-Q and for services that are normally provided in connection with statutory and regulatory filings. "Tax fees" are fees for tax compliance, tax advice and tax planning. All fees described above were approved by the Audit Committee, pursuant to the pre-approved policy described below.

Pre-Approval Policy and Procedures

In accordance with the Audit Committee charter, the Audit Committee's policy is to pre-approve all audit and non-audit services provided by the independent registered public accounting firm, including the estimated fees and other terms of any such engagement. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services. The Audit Committee may elect to delegate pre-approval authority to one or more designated Committee members in accordance with its charter. The Audit Committee has delegated to Mr. Knighton the ability to pre-approve certain audit and non-audit services. The Audit Committee considers whether such audit or non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has considered whether the provision of the services noted above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Vote Required and Board Recommendation

The affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify the selection of PricewaterhouseCoopers LLP.

The Board recommends that the stockholders vote IN FAVOR OF the ratification of the selection of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 30, 2007, by: (i) each stockholder who, based on publicly available records, is known by the Company to own beneficially more than five percent (5%) of the Company's Common Stock; (ii) each current director; (iii) each executive officer named in the "Summary Compensation Table" below (the "Named Executive Officers"); and (iv) all directors and executive officers of the Company as a group. The address for each director and executive officer listed in the table below is c/o: Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.

| Name | Beneficial Ownership (1) | | |
	Outstanding Shares of Common Stock	Shares Issuable Pursuant to Options Vested and Exercisable Within 60 Days of September 30, 2007	Percent of Total Shares Outstanding
Primecap Management Company (2)	2,147,200	-	7.6%
Robert W. Duggan (3)	4,465,149	-	14.7%
Richard A. Miller, M.D. (4)	326,798	915,750	4.6%
Miles R. Gilburne	140,000	103,139	*
James L. Knighton	-	26,724	*
Richard M. Levy, Ph.D. (5)	1,000	74,854	*
William R. Rohn	-	98,806	*
Christine A. White, M.D.	-	13,750	*
Leiv Lea (6)	18,893	408,381	1.6%
David J. Loury, Ph.D.	-	36,875	*
See-Chun Phan, M.D. (7)	151	198,332	*
Markus F. Renschler, M.D.	1,394	305,561	1.2%
All current executive officers and directors as a group (12 persons)	4,974,234	2,011,905	21.2%

_____

* Less than 1%.

(1) Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Beneficial ownership also includes shares of stock subject to options which are vested and exercisable within sixty (60) days of the September 30, 2007 date of this table. Except as indicated by footnote, and subject to community property laws where applicable, to the knowledge of the Company, all persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such holders. The percentages of beneficial ownership are based on 25,968,189 shares of Common Stock outstanding as of September 30, 2007, adjusted as required by rules promulgated by the Commission. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any shares which such person or persons has the right to acquire within sixty (60) days after such date are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Derived from information from a Form 13F filed for the quarter ended June 30, 2007. The address for Primecap Management Company is 225 South Lake Ave, STE 400, Pasadena CA 91101.

(3) Mr. Duggan disclaims beneficial ownership of 536,760 shares held in managed accounts except to the extent of his pecuniary interest in those shares.

(4) Includes 13,334, 13,334 and 300,130 shares held in trust for a son, a son, and the Miller-Horning Trust, respectively.

(5) Includes 1,000 shares held in trust for The Levy Family Revocable Trust dated 05/01/85.

(6) Includes 4,893 shares held by Deborah K. Karlson as custodian for daughter.

(7) Dr. Phan's employment was terminated in July 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and Section 16 officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Such officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on its review of the copies of such forms furnished to the Company and written representations that no other reports were required, the Company believes that, during the period from July 1, 2006 to June 30, 2007, all officers, directors and beneficial owners of more than 10% of the outstanding Common Stock complied with all Section 16(a) requirements.

EXECUTIVE OFFICERS

Executive officers of the company, and their ages as of September 30, 2007, are as follows:

Name	Age	Position
Richard A. Miller, M.D.	56	President, Chief Executive Officer and Director
Michael K. Inouye	52	Senior Vice President, Corporate and Commerical Development
Markus F. Renschler, M.D.	46	Senior Vice President, Oncology Clinical Development
Joseph J. Buggy	40	Vice President, Research
Leiv Lea	53	Vice President, Finance and Administration and Chief Financial Officer and Secretary
David J. Loury, Ph.D.	51	Vice President, Preclinical Sciences

_____

See section entitled "Information with Respect to Director Nominees" above, for a brief description of the business experience and educational background of Dr. Miller.

Mr. Inouye has served as Senior Vice President, Corporate and Commercial Development since May 2007. From March 2006 to February 2007, Mr. Inouye served as Senior Vice President, Commercial Operations with Telik, Inc., a pharmaceutical company. From May 2005 through February 2006, Mr. Inouye worked as an independent pharmaceutical industry consultant. From August 1995 through April 2005, he was employed by Gilead Sciences, Inc., a pharmaceutical company, most recently as Senior Vice President, Commercial Operations. Prior to joining Gilead, he served in sales and marketing and business development roles at InSite Vision, Merck & Co. and American Home Products. Mr. Inouye is a director of Pharmasset, Inc., a pharmaceutical company. Mr. Inouye received a B.S. in Food & Science Technology from the University of California at Davis and an M.B.A. from California State Polytechnic University, Pomona.

Dr. Renschler has served as Senior Vice President, Oncology Clinical Development since May 2006. Prior to that, Dr. Renschler served as Vice President, Oncology Clinical Development from May 2001 to May 2006. Prior to that, Dr. Renschler served as Senior Director of Clinical Development from May 1998 to May 2001. Prior to that, Dr. Renschler served as Director of Clinical Development from January 1996 to May 1998. Dr. Renschler is also a Clinical Associate Professor of Medicine/Oncology at Stanford University School of Medicine. He is board certified both in Medical Oncology and Internal Medicine. Dr. Renschler received his M.D. from Stanford University and a B.A. degree in Public and International Affairs from Princeton University.

Dr. Buggy has served as Vice President, Research since September 2007. From May 2006 to August 2007, Dr. Buggy served as Senior Director, Cancer Biology. From November 2001 to April 2006, he served as Director, Department of Biology at Celera Genomics, a biotechnology company. From June 1996 to October 2001, he was a scientist at AXYS Pharmaceuticals, Inc., a biotechnology company. Dr. Buggy received a Ph.D. in Molecular, Cellular, and Development Biology from Indiana University and a B.S. degree in Microbiology from the University of Pittsburgh.

Mr. Lea has served as Vice President, Finance and Administration and Chief Financial Officer since December 1998 and Secretary since June 2003. Prior to that, Mr. Lea served as Vice President, Finance and Administration from December 1997 to December 1998. From September 1996 through November 1997, he served as a financial consultant for high technology companies and was Acting Chief Financial Officer for Global Village Communications, Inc. From 1987 through June 1996 he served as Vice President and Chief Financial Officer of Margaux, Inc., a public company that manufactured refrigeration equipment. Mr. Lea received a B.S. degree in Agricultural Economics from the University of California, Davis and an M.B.A. from the University of California, Los Angeles.

Dr. Loury has served as Vice President, Preclinical Sciences since May 2006. From April 2003 to May 2006, Dr. Loury served as Senior Director, Toxicology with Celera Genomics, a molecular diagnostics business group of Applera Corporation. From June 2001 to April 2003, he was employed by Essential Therapeutics, Inc., a pharmaceutical company, as Director, Pharmacology and Toxicology. From 1996 to 2001, Dr. Loury was employed by IntraBiotics Pharmaceuticals, Inc., most recently as Senior Director, Preclinical Development. From 1986 to 1996 he worked in a variety of toxicology positions with Syntex/Roche Bioscience. Dr. Loury received a Ph.D. in Pharmacology and Toxicology and a B.S. in Bio-Environmental Toxicology from the University of California, Davis.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

The Compensation Committee's overall policy as to executive compensation is to ensure that an appropriate relationship exists between the total compensation package established for each executive officer and the creation of stockholder value, while at the same time assuring that compensation is sufficiently competitive to motivate and retain key executives. We compensate our executive officers through a combination of base salary, discretionary cash bonuses and equity compensation in the form of stock options. Our overall compensation packages are structured so that an executive officer receives a significant part of their potential compensation through stock options whose potential value is directly related to the performance of our common stock. We do not have any formal Pharmacyclics stock ownership guidelines for our executive officers or Board of Directors, although we believe our Employee Stock Purchase Plan and 2004 Equity Incentive Award Plan encourage stock ownership.

Determination of Compensation

Our Compensation Committee, which is composed entirely of Independent outside directors, is responsible for setting and administering the policies which govern all the compensation programs of Pharmacyclics. Regarding most compensation matters, including executive officer and director compensation, our Chief Executive Officer provides recommendations, excluding himself, to the Compensation Committee. The Compensation Committee does not delegate any functions to others in setting compensation. We do not currently engage any consultant related to executive and/or director compensation matters, although we may choose to do so in the future.

Since the Company is in the development stage, the use of traditional performance standards (such as profit levels and return on equity) are not appropriate in evaluating the performance of the executive officers. In particular, the unique nature of the biotechnology industry, specifically the absence of revenues and the fact that the Company's stock performance is often more a consequence of larger market forces than of actual Company achievements, makes it difficult to tie performance objectives to standard financial considerations. The Company has not established specific compensation targets or used a specific formula to set the Company's executive compensation based on survey data, or benchmarked its executives' compensation against a particular set of comparable companies. The establishment of executive compensation has been highly subjective and has been based primarily upon the extensive company experience of the members of the Compensation Committee, which evaluates other indications of performance such as research progress, clinical development results, company financing activity and business development results.

Elements of Executive Compensation

Annual executive officer compensation consists of the following elements which are described in more detail below:

- Base salary
- Incentive cash bonuses
- Equity awards in the form of stock options
- Other generally available benefit programs

Base Salary. The base salary for executive officers is set to be commensurate with their professional status, experience and accomplishments and the scope of their responsibilities as compared to the responsibilities of executive management in other companies of similar size and stage of development. The Compensation Committee reviews base salary levels on an annual basis. In setting base salaries for executive officers, the Compensation Committee reviewed compensation data on biotechnology companies of similar size and of comparable product development stage as published in the Radford Biotechnology Survey; historical adjustments in executive base pay; and internal equity in base pay among the executive officers. As described above, there is no specific benchmark target for purposes of establishing base salary levels, and the Compensation Committee reviewed the Radford survey data only as a means to provide a general context for executive compensation levels. Based on their review, the Compensation Committee did not change the level of base pay for executive officers in fiscal 2007.

Incentive Cash Bonuses. Beginning in fiscal 2005, all executive officers were eligible for annual performance bonuses. At the beginning of fiscal 2007, the Compensation Committee established a list of specific corporate and individual goals as well as specific bonus amounts tied to each goal. For fiscal 2007, the bonus targets were divided into three categories: 1) clinical development, 2) corporate development, and 3) individual goals. Bonus targets were payable in an

aggregate amount of up to 30% of an executive's base salary with 21% associated with clinical development, 3% with corporate development and 6% with individual goals. The Compensation Committee retained the discretion to increase, reduce or eliminate the bonus that might otherwise be payable to any individual based on actual performance as compared to the pre-established goals. The Compensation Committee did not approve the payment of any cash bonuses to executive officers for fiscal 2007. Currently, the Compensation Committee has not yet established an executive bonus plan for fiscal 2008.

Equity Awards

As discussed above, the Company believes that long-term incentive compensation consisting of equity awards are a critical component of a competitive compensation package in the biotechnology industry. This is particularly true given the long development periods associated with developing new pharmaceutical drugs and the competition for executive talent from the large number of biotechnology companies located in the San Francisco Bay Area. The Company also believes that equity awards effectively reward employees for Company success over time and encourage retention of executive officers by the Company.

The Company's 2004 Equity Incentive Award Plan allows for the grant of stock options, restricted stock units and stock appreciation rights. To date, the Company has only granted its executive officers "incentive stock options" within the meaning of the Internal Revenue Code and non-qualified stock options. We selected this form of equity awards because stock options provide a straight-forward long-term incentive for our executive officers, provide a competitive form of equity awards because they are awarded to employees of other companies in our industry and result in less immediate dilution of existing stockholders' interest.

Award Criteria

As described above, the Company does not have specific benchmark targets for purposes of determining the level of equity awards to executives. Generally, the Compensation Committee grants options at a level that the Compensation Committee deems appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company, on its perception of the executive's ability to affect future stockholder value the executive's outstanding options and competitive conditions in the market for highly-qualified executives who typically command compensation packages which include significant equity incentive. In setting the amount of option grants for individual executive officers, the Compensation Committee also takes into account the number of expiring options, underwater options, and in-the-money options held by individual executive officers.

Exercise Price

The Company believes that stock options priced at the fair market value of the Company's stock strongly align the interests of its Executive Officers with long-term Company performance and stockholder interests. Therefore, the Company has priced all of its stock option grants with exercise prices equal to the closing price of the Company's stock on the date of grant, which is how the 2004 Plan defines fair market value.

Timing of Equity Awards to Named Executive Officers

The Compensation Committee's general practice is to review Named Executive Officer performance and to set annual compensation for the Named Executive Officers once a year, near the end of the Company's fiscal year. Historically, equity awards to the Named Executive Officers have generally been approved in connection with these annual reviews with awards granted in May or June for fiscal years 2004 through 2006. In fiscal 2007, the Compensation Committee determined that it was important for employee retention purposes, following the February 2007 refuse to file letter from the FDA, to grant options in March 2007 to all employees, including Named Executive Officers. The Compensation Committee has not granted, nor does it intend in the future to grant, equity compensation awards to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcements. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

Other Compensation

Medical, Life and Disability Insurance. The Named Executive Officers participate in a variety of health, welfare and paid time-off benefits designed to enable the Company to attract and retain its workforce in a competitive marketplace.

As a result, the Company provides to each Named Executive Officer such health, welfare and paid time-off benefits as are provided to the Company's other employees.

401(k) Plan. We maintain a 401(k) Plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. In fiscal 2007, the Company matched 50% of all participant contributions up to a maximum of $1,500 per employee.

Tax Considerations

Section 162(m) of the Internal Revenue Code, enacted in 1993, generally disallows a tax deduction to publicly held companies for compensation exceeding $1 million paid to certain of the corporation's executive officers. The limitation applies only to compensation that is not considered to be performance-based. The non-performance-based compensation to be paid to the Company's executive officers for the 2006 fiscal year did not exceed the $1 million limit per officer, nor is it expected that the non-performance-based compensation to be paid to the Company's executive officers for fiscal 2006 will exceed that limit. The 2004 Plan is structured so that any compensation deemed paid to an executive officer in connection with the exercise of options granted under that plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation, which will not be subject to the $1 million limitation. Because it is very unlikely that the cash compensation payable to any of the Company's executive officers in the foreseeable future will approach the $1 million limit, the Compensation Committee has decided at this time not to take any other action to limit or restructure the elements of cash compensation payable to the Company's executive officers. The Compensation Committee will reconsider this decision should the individual compensation of any executive officer approach the $1 million level.

Severance and Change in Control Arrangements

We do not currently have employment agreements with any of our Named Executive Officers. The Company's 2004 Plan provides that 50% of all unvested options shall become fully vested upon a change in control of the Company. The plan further provides that if the employee's employment is terminated within twelve (12) months of a change in control, the remaining balance of unvested options shall become fully vested. The Company has entered into agreements with each of Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea that provide for certain payments and accelerated vesting of the shares of Common Stock subject to the outstanding options held by each officer in the event of certain changes in control of the Company or a subsequent termination of employment. The types of changes in control causing payments to be made and accelerated stock vesting to occur consist of certain mergers or consolidations; the sale, transfer or other disposition of all or substantially all of the Company's assets; and hostile take-overs. In the event of such officer's involuntary termination within thirty-six (36) months following the change in control, the officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the officer elects to receive a lump-sum payment equal to the present value of the installment payments. In addition, in the event of a change in control, all outstanding options held by the officer that would fully vest or become fully exercisable at least eighteen (18) months after the change in control will accelerate as follows: 50% of the unvested or unexercisable portion immediately upon the change in control; 25% of the portion unexercisable or unvested at the time of the change in control one (1) year after the change in control (if the officer is then still employed by the Company or its successor); and 25% of the portion unexercisable or unvested at the time of the change in control eighteen (18) months after a change in control (if the officer is then still employed by the Company or its successor). All options held by the officer at the time of a change in control that otherwise become fully exercisable or fully vest within eighteen (18) months following the change in control will become exercisable and vest in accordance with the following schedule: 50% of the previously unexercisable or unvested portion immediately upon the change in control; the remaining portion will continue to become exercisable and vest in accordance with the exercise/vesting schedule applicable to those options at the time of the change in control. Similarly, any repurchase rights exercisable by the Company with respect to shares of Common Stock held by the officer will lapse depending upon when the repurchase rights would have otherwise lapsed. In the event of the officer's involuntary termination during the eighteen (18) month period after the change in control, all previously unexercisable options (including options that did not accelerate at the time of the change in control) will become immediately exercisable and the repurchase rights will lapse as to all shares then held by the officer. The change-of-control and severance-related provisions in the Company's 2004 Plan and the individual severance agreements with Dr. Miller, Mr. Inouye, Dr. Renschler and Mr. Lea are intended to retain and motivate employees and allow the Company to remain competitive with companies with whom we may compete for talent.

Summary Compensation Table

The following table summarizes the compensation awarded to, earned by, or paid to each Named Executive Officer for the fiscal year ended June 30, 2007:

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation ($) (4)	Total ($)
Richard A. Miller, M.D. President and Chief Executive Officer	2007	$ 438,973	$ -	$ 655,197	$ -	$ 1,500	$ 1,095,670
Markus F. Renschler, M.D. Senior Vice President, Oncology Clinical Development	2007	283,980	-	210,227	-	1,500	495,707
Leiv Lea Vice President, Finance and Administration and Chief Financial Officer and Secretary	2007	257,584	-	266,482	-	1,500	522,566
David Loury, Ph.D. Vice President, Preclinical Sciences	2007	210,000	-	55,113	-	1,500	266,613
See-Chun Phan, M.D. (5) Vice President, Clinical Development	2007	228,994	-	196,689	-	1,500	427,183

(1) Includes amounts earned but deferred at the election of the Named Executive Officer, such as salary deferrals under the Company's 401(k) plan.

(2) The Company's share-based compensation program includes incentive and non-statutory stock options. Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, *Share-Based Payment*, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3) The Company does not have any qualified or non-qualified benefit plans.

(4) Consists of the Company's matching contribution under its 401(k) plan.

(5) Dr. Phan's employment was terminated in July 2007.

Under the 2004 Plan, the Plan Administrator has the authority to accelerate outstanding options in the event of certain changes in control of the Company (as defined in the 2004 Plan).

Grants of Plan-Based Awards in 2007

The following table provides information concerning each grant of an award of stock options made to each Named Executive Officer for the year ended June 30, 2007. All grants listed below were awarded under the 2004 Plan. The Company does not have any estimated future payouts under any equity or non-equity incentive plan awards.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (1)	Exercise or Base Price of Option Awards ($) (2)	Full Grant Date Fair Value ($) (3)
Richard A. Miller, M.D.	3/13/2007	210,000	$ 2.76	$ 348,075
Markus F. Renschler, Ph.D.	3/13/2007	65,000	2.76	107,738
Leiv Lea	3/13/2007	110,000	2.76	182,325
David Loury, Ph.D.	3/13/2007	75,000	2.76	124,313
See-Chun Phan, M.D.	3/13/2007	35,000	2.76	58,013

(1) Consists of options that vest in forty-eight (48) equal monthly installments beginning on the date of grant.

(2) Options are granted at an exercise price equal to the closing market price per share on the day of grant, in accordance with the definition of fair market value in the Company's 2004 Plan.

(3) Represents fair value of the option as calculated pursuant to FAS 123R, excluding the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at 2007 Fiscal Year-End

The following table provides information on the current holdings of stock option by the named executives. Each option grant is shown separately for each named executive. The vesting schedule for each option grant is shown following this table.

	Option Awards				
Name	Number of Securities Underlying Unexercised Options ($) Exercisable		Number of Securities Underlying Unexercised Options ($) Un-exercisable	Option Exercise Price ($)	Option Expiration Date (1)
Richard A. Miller, M.D.	62,000	(2)	-	27.00	04/17/08
	55,000	(3)	-	17.63	03/18/09
	75,000	(14)	-	58.06	06/06/10
	114,000	(5)	-	27.51	05/25/11
	120,000	(6)	-	7.39	02/05/12
	84,000	(6)	-	4.25	06/12/12
	80,000	(6)	-	5.25	10/06/13
	40,000	(6)	-	7.10	12/11/13
	53,375	(6)	7,625	11.21	06/08/14
	160,263	(6)	14,737	7.76	06/03/15
	225,963	(6)	24,037	4.16	05/23/16
	196,875	(6)	13,125	2.76	03/13/17
Markus F. Renschler, M.D.	25,000	(11)	-	27.000	04/17/08
	25,000	(12)	-	17.625	03/18/09
	15,000	(14)	-	58.063	06/06/10
	46,000	(13)	-	27.510	05/25/11
	50,000	(6)	-	7.390	02/05/12
	16,667	(6)	-	4.250	06/12/12
	36,333	(6)	-	4.470	06/02/13
	24,545	(6)	455	11.210	06/08/14
	18,750	(6)	11,250	7.760	06/03/15
	72,678	(6)	37,322	4.160	05/23/16
	44,687	(6)	20,313	2.760	03/13/17
Leiv Lea	50,000	(7)	-	24.25	12/17/07
	10,000	(4)	-	19.75	07/08/08
	20,000	(8)	-	17.63	03/18/09
	20,000	(4)	-	58.06	06/06/10
	50,000	(9)	-	27.51	05/25/11
	40,000	(6)	-	7.39	02/05/12
	40,000	(6)	-	4.25	06/12/12
	55,000	(6)	-	4.47	06/02/13
	28,219	(6)	4,031	11.21	06/08/14
	45,437	(6)	14,563	7.76	06/03/15
	88,498	(6)	21,502	4.16	05/23/16
	84,225	(6)	25,775	2.76	03/13/17

	Option Awards				
Name	Number of Securities Underlying Unexercised Options ($) Exercisable		Number of Securities Underlying Unexercised Options ($) Un-exercisable	Option Exercise Price ($)	Option Expiration Date (1)
David Loury, M.D.	48,000	(10)	17,000	4.160	05/23/16
	22,212	(6)	52,788	2.760	03/13/17
See-Chun Phan, M.D.	15,000	(7)	-	19.750	07/08/08
	5,000	(4)	-	23.750	06/15/09
	15,000	(15)	-	58.063	06/06/10
	15,000	(16)	-	27.510	05/25/11
	20,000	(6)	-	7.390	02/05/12
	8,000	(6)	-	4.250	06/12/12
	60,000	(6)	-	4.470	06/02/13
	28,345	(6)	3,905	11.210	06/08/14
	19,005	(6)	10,995	7.760	06/03/15
	45,666	(6)	24,334	4.160	05/23/16
	24,062	(6)	10,938	2.760	03/13/17

(1) Options expire ten (10) years from the date of grant

(2) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on January 1, 1999; 22,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 30,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

(3) 20,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on July 1, 2000; 14,664 option shares vest in equal and successive monthly installments over each of the next six (6) months; 20,336 option shares vest in equal and successive monthly installments over each of the next six (6) months.

(4) Each of the options vest in sixty (60) equal installments beginning on the date of grant.

(5) 24,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 90,000 option shares vest in equal and successive monthly installments over each of the next thirty-six (36).

(6) Each of the options vest in forty-eight (48) equal installments beginning on the date of grant.

(7) 20% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 48 equal and successive monthly installments thereafter.

(8) 9,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments beginning on July 1, 1999; 11,000 option shares vest in equal and successive monthly installments over each of the next twelve (12) months.

(9) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; 13,400 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 26,600 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months.

(10) 25% of the shares subject to the option vest on the one (1) year anniversary of the date of grant and the remaining shares subject to the option vest in a series of 36 equal and successive monthly installments thereafter.

(11) 3,334 option shares vest in a series of eight (8) equal and successive monthly installments beginning on the date of grant; 10,000 option shares vest in equal and successive monthly installments over each of the next twenty-four (24) months; 4,260 option shares vest in equal and successive monthly installments over each of the next twelve (12) months; 7,406 option shares vest in equal and successive monthly installments over each of the next sixteen (16) months.

(12) 4,000 option shares vest in a series of twelve (12) equal and successive monthly installments beginning on July 1, 2000; and the balance of 21,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

(13) 10,000 option shares vest in a series of twenty-four (24) equal and successive monthly installments beginning on June 1, 2001; and the balance of 36,000 option shares vest in a series of thirty-six (36) equal and successive monthly installments thereafter.

(14) Each of the options vest in sixty (60) equal installments beginning July 1, 2000.

(15) Each of the options vest in sixty (60) equal installments beginning May 1, 2000.

(16) Each of the options vest in sixty (60) equal installments beginning July 6, 2001.

Potential Payments Upon Termination or Change in Control

The following table provides potential payments that may be made to each Named Executive Officer upon a change of control as defined and pursuant to individual agreements. The amounts shown in the table below assume that the executive was terminated on June 30, 2007 and that the effective date of the change of control was June 30, 2007, and do not include amounts in which the Named Executive Officer had already vested as of June 30, 2007. The amounts shown below are hypothetical payments calculated using the assumptions required under applicable regulations, and do not represent actual payments to any Named Executive Officer. The actual compensation to be paid can only be determined at the time of a Named Executive Officer's termination of employment or upon a change of control, as applicable. In the table below, "N/A" indicates that there is no applicable payment.

Name	Benefit	Before Change of Control: Termination w/o Cause or for Good Reason	After Change of Control: Termination w/o Cause or for Good Reason	
Richard A. Miller, M.D.	Severance payments	N/A	$ 438,973	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	12,569	
	Equity acceleration	N/A	-	(2)
Markus F. Renschler, M.D.	Severance payments	N/A	283,980	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	19,809	
	Equity acceleration	N/A	-	(2)
Leiv Lea	Severance payments	N/A	257,584	(1)
	Bonus payments	N/A	-	
	Health benefits	N/A	19,809	
	Equity acceleration	N/A	-	(2)

(1) In the event of the Named Executive Officer's involuntary termination within thirty-six (36) months following the change in control, the Named Executive Officer will be entitled to receive severance payments for a period of twelve (12) months in an aggregate amount equal to the Named Executive Officer's base salary at the time of termination plus the bonus paid to the officer in the fiscal year preceding the year of termination. The payments will be made in installments over the twelve (12) month period unless the Named Executive Officer elects to receive a lump-sum payment equal to the present value of the installment payments.

(2) The closing price of the Company's common stock was $2.72 on June 29, 2007, the last trading day in fiscal 2007. The exercise prices of all stock options held by the Named Executive Officers as of that date were above $2.72. Accordingly, the Named Executive Officers would not receive any benefits from the acceleration of stock options vesting as provided in their change in control agreements.

2007 Stock Option Exercises

None of our Named Executive Officers exercised any of his stock options in fiscal 2007 and as a result, there was no value realized.

DIRECTOR COMPENSATION

Cash Compensation

During the fiscal year ended June 30, 2007, the Company's non-employee directors received an annual retainer of $15,000 and a payment of $1,000 for attending each meeting of the Board or a committee of the Board. Committee chairmen receive an additional $1,000 per Committee meeting attended. Board members are paid quarterly and may elect to receive their compensation in the form of non-qualified stock options with a face value equal to three (3) times the amount of cash compensation earned.

Equity Compensation

Each non-employee Director receives an automatic option grant to purchase 10,000 shares on the day they become a member of the Board with an exercise price of one hundred (100%) of the fair market value on the date of grant ("Initial Option"). Each non-employee Director of the Company receives an annual automatic grant on the day of the Company's Annual Meeting of a non-qualified stock option to purchase 7,500 shares with an exercise price of one hundred (100%)

of the fair market value on the date of grant ("Annual Replenishment Option"), providing that the Director has served as a Director for at least the six (6) months prior to the Annual Meeting.

All Director option grants are nonstatutory stock options subject to the terms and conditions of the 2004 Plan. Each Initial Option vests at the rate of $1/50^{th}$ per month over sixty (60) months from the date of grant of the Initial Option, and each Annual Replenishment Option vests at the rate of $1/12^{th}$ per month over twelve (12) months from the date of grant of the Annual Replenishment Option. Furthermore, Initial Options and Annual Replenishment Options vest only during the optionholder's service as a Board member; provided however, that the Compensation Committee has the power to accelerate the time during which an option granted to a Director may vest.

Initial Options and Annual Replenishment Options terminate upon the earlier of (i) ten (10) years after the date of grant or (ii) thirty-six (36) months after the date of termination of the optionholder's service as a Board member.

During the fiscal year ended June 30, 2007, Annual Replenishment Options to acquire 7,500 shares of common stock at an exercise price of $5.53 per share were granted to Mr. Gilburne, Dr. Levy and Mr. Rohn. In connection with their appointments as Directors on August 8, 2006, Mr. Knighton and Dr. White received Initial Options to acquire 10,000 shares of common stock at an exercise price of $4.13 per share.

The following table sets forth the compensation earned or awarded to the Company's non-employee directors during the fiscal year ended June 30, 2007.

Name	Fees Earned or Paid in Cash ($) (1)		Option Awards ($) (2)		Total ($)
Miles R. Gilburne	$	26,000	$	84,351	$	84,351
Loretta M. Itri, M.D. (3)		10,500		31,413		38,913
James L. Knighton		28,000		43,463		43,463
Richard M. Levy, Ph.D.		25,000		60,302		70,302
William R. Rohn		24,000		80,808		80,808
Craig C. Taylor (3)		13,500		18,912		32,412
Christine A. White, M.D.		26,000		22,436		35,436

(1) See the section entitled "Director Compensation – Cash Compensation", above, for a description of the cash compensation program for the Company's non-employee directors during the fiscal year ended June 30, 2007. Amounts earned in one year and paid in the following year are, for purposes on this table only, accounted for in the year earned. Includes fees with respect to which directors elected to receive option shares in lieu of such fees. The following directors received option shares in the amounts set forth below in lieu of the fees set forth below (includes fees forgone earned in the fourth quarter of fiscal 2007 where the related options were granted the first day of fiscal 2008):

Name	Fees Forgone		Option Shares Received in Lieu Of Cash
Miles R. Gilburne	$	26,000	22,451
Loretta M. Itri, M.D.		3,000	1,845
James L. Knighton		28,000	24,724
Richard M. Levy, Ph.D.		15,000	13,114
William R. Rohn		24,000	21,226
Craig C. Taylor		-	-
Christine A. White, M.D.		13,000	11,750

(2) Amounts reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2007, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123, *Share-Based Payment*, and include amounts attributable to awards granted in and prior to fiscal 2007. Assumptions used in the calculation of these amounts are disclosed in Note 1 to the Company's Financial Statements for the fiscal year ended June 30, 2007 included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 13, 2007. However, as required, amounts exclude the impact of estimated forfeitures related to service-based vesting conditions. See the section entitled "Director Compensation – Equity Compensation", above, for a description of the Company's cash compensation policy for non-employee directors and the specific terms of the stock options granted to the Company's non-employee directors during the fiscal year ended June 30, 2007. The grant date fair value of option awards granted in fiscal year 2007 is as follows:

	Grant Date		Grant Date Fair Value
Miles R. Gilburne	07/03/06	$	15,054
	10/02/06		10,184
	12/08/06		24,514
	01/03/07		13,721
	04/02/07		12,724
			76,197
Loretta M. Itri, M.D.	07/03/06		5,827
	10/02/06		3,542

	01/03/07	1,769
		11,138

James L. Knighton	08/08/06	27,707
	10/02/06	10,184
	01/03/07	13,721
	04/02/07	14,608
		66,220

Richard M. Levy, Ph.D.	07/03/06	7,285
	10/02/06	6,642
	12/08/06	24,515
	01/03/07	6,639
	04/02/07	7,068
		72,654

William R. Rohn	07/03/06	15,054
	10/02/06	8,413
	12/08/07	24,514
	01/03/07	11,949
	04/02/07	12,724
		72,654

Christine A. White, M.D.	08/08/06	27,707
	10/02/06	4,206
	01/03/07	5,976
	04/02/07	7,305
		45,194

The aggregate number of stock options outstanding as of June 30, 2007 is as follows: 97,231 shares for Mr. Gilburne, 49,442 shares for Dr. Itri, 27,054 shares for Mr. Knighton, 71,218 shares for Dr. Levy, 92,898 shares for Mr. Rohn, 50,000 shares for Mr. Taylor, and 17,915 shares for Dr. White. There were no options that were repriced or otherwise materially modified during fiscal year 2007. There were no option forfeitures.

(3) Dr. Itri and Mr. Taylor did not stand for re-election at the Company's 2006 Annual Meeting.

Securities Authorized For Issuance Under Equity Compensation Plans

The table below shows, as of June 30, 2007, information for all equity compensation plans previously approved by stockholders and for all compensation plans not previously approved by stockholders

Equity Compensation Plan Information
as of June 30, 2007

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (1)
Equity compensation plans approved by security holders (2)	5,589,114	$ 10.98	893,420
Equity compensation plans not approved by security holders		-	-
Total	5,589,114	$ 10.98	893,420

_____

(1) Includes approximately 260,807 shares issuable under the Company's Employee Stock Purchase Plan.

(2) Includes our:
- 2004 Equity Incentive Award Plan
- 1995 Stock Option Plan
- 1995 Non-Employee Director Stock Option Plan
- Employee Stock Purchase Plan

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended June 30, 2007, the Compensation Committee of the Board was comprised of Dr. Levy, Mr. Rohn and Dr. White, none of whom is an employee or former employee of the Company.

No current executive officer of the Company served on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board or Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE*

The Compensation Committee of the Board has submitted the following report for inclusion in this proxy statement:

The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" contained in this proxy statement with management. Based on the Compensation Committee's review of and the discussions with management with respect to the "Compensation Discussion and Analysis," the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement and have requested that this Compensation Committee Report be furnished to the SEC.

From the fiscal 2007 members of the Compensation Committee of the Board:

Richard M. Levy, Ph.D. (Chair)
William R. Rohn
Christine A. White, M.D.
_____

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

BOARD AUDIT COMMITTEE REPORT *

The Audit Committee of the Board is comprised of three (3) independent directors (as defined in Rule 4200(a)(15) of the Nasdaq Marketplace Rules listing standards) and operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Annual Report on Form 10-K for the year ended June 30, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards, including Statement of Accounting Standard 61. In addition, the Audit Committee has discussed with the independent registered public accounting firm the firm's independence from management and the Company, including the matters in the written disclosures required by Independence Standards Board Standard No. 1.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for their audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. The Audit Committee held four (4) meetings during the fiscal year ended June 30, 2007.

In reliance on the reviews and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the year ended June 30, 2007 for filing

with the SEC. The Audit Committee has also recommended, subject to stockholder ratification, the retention of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm.

James L. Knighton (chairman)
Miles R. Gilburne
Christine A. White, M.D.

_____

* The material in these reports is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Indemnity Agreements

The Company's restated certificate of incorporation and bylaws provide for indemnification of directors, officers and other agents of the Company. Each of the current directors and officers of the Company have entered into separate indemnification agreements with the Company.

ANNUAL REPORT

A copy of the Company's Annual Report for the year ended June 30, 2007 has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Annual Report is not incorporated into this Proxy Statement and is not considered proxy-soliciting material.

FORM 10-K

The Company filed an Annual Report on Form 10-K for the year ended June 30, 2007 with the Securities and Exchange Commission. A copy of the Form 10-K has been included with this Proxy Statement to all stockholders entitled to notice of and to vote at the Annual Meeting. The Form 10-K is not incorporated into this Proxy Statement and is not considered proxy-soliciting material. **Stockholders may obtain additional copies of the Form 10-K, without charge, by writing to Leiv Lea, Pharmacyclics, Inc., 995 East Arques Avenue, Sunnyvale, California 94085.**

OTHER MATTERS

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board may recommend. Discretionary authority with respect to such other matters is granted by the execution of the enclosed Proxy.

THE BOARD OF DIRECTORS

Dated: November 2, 2007

EXHIBIT A

CHARTER FOR THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
OF
PHARMACYCLICS, INC.
(August 14, 2007)

PURPOSE:

The purpose of the Audit Committee of the Board of Directors (the "Committee") of Pharmacyclics, Inc. (the "Company") shall be to:

- Oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company;

- Assist the Board of Directors in the oversight of management's monitoring of (i) the integrity of the Company's financial statements, (ii) the Company's compliance with legal and regulatory requirements, (iii) the outside auditor's qualifications and performance, and (iv) the Company's internal accounting and financial controls;

- Ensure the independence of the Company's outside auditors;

- Prepare the report that the rules and regulations of the Securities and Exchange Commission (the "SEC") require to be included in the Company's annual proxy statement;

- Provide the Board of Directors with the results of its oversight and monitoring and its recommendations derived therefrom; and

- Provide to the Board such additional information and materials as it may deem helpful or necessary to make the Board aware of significant financial matters that require the attention of the Board.

In addition, the Audit Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board of Directors or the rules and regulations of the SEC or any national securities exchange upon which the Company's shares of capital stock are listed, may from time to time prescribe or require.

MEMBERSHIP:

The Audit Committee members will be appointed by, and will serve at the discretion of, the Board of Directors. The Audit Committee will consist of at least three members of the Board of Directors. Members of the Audit Committee must meet the following criteria (as well as any additional criteria required by the SEC or any national securities exchange upon which the Company's shares of capital stock are listed):

- Each member will be an independent director, as defined in (i) Nasdaq Rule 4200 and (ii) the rules and regulations of the SEC;

- No member shall have participated in the preparation of the financial statements of the Company or any of its subsidiaries at any time during the three years prior to such member's membership on the Committee;

- Each member will be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement and cash flow statement, in accordance with the Nasdaq National Market Audit Committee requirements; and

- At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

RESPONSIBILITIES AND AUTHORITY:

The responsibilities and authority of the Audit Committee shall include:

- Reviewing on a continuing basis the adequacy of the Company's system of internal controls, including meeting periodically with the Company's management to review the adequacy of such controls and to review before release the disclosure regarding such system of internal controls required under SEC rules to be contained in the Company's periodic filings and the attestations or reports by the independent auditors relating to such disclosure;

- Discuss with external auditors any significant matters regarding internal controls over financial reporting that have come to their attention during the conduct of their audit.

- Appointing, compensating and overseeing the work of the independent auditors (including resolving disagreements between management and the independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- Pre-approving audit and non-audit services provided to the Company by the independent auditors (or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible); in this regard, the Audit Committee shall have the sole authority to approve the hiring and firing of the independent auditors, all audit engagement fees and terms and all non-audit engagements, as may be permissible, with the independent auditors;

- Setting clear hiring policies with respect to employees or former employees of the independent auditors;

- Reviewing and providing guidance with respect to the external audit and the Company's relationship with its independent auditors by (i) reviewing the independent auditors' proposed audit scope, approach and independence; (ii) obtaining on a periodic basis a statement from the independent auditors regarding relationships and services with the Company which may impact independence and presenting this statement to the Board of Directors, and to the extent there are relationships, monitoring and investigating them; (iii) reviewing the independent auditors' peer review conducted every three years; (iv) discussing with the Company's independent auditors the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management and any other matters described in SAS No. 61, as may be modified or supplemented; and (v) reviewing reports submitted to the audit committee by the independent auditors in accordance with the applicable SEC rules and regulations;

- Reviewing and discussing with management and the independent auditors the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing the Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, with the SEC;

- Directing the Company's independent auditors to review before filing with the SEC the Company's interim financial statements included in Quarterly Reports on Form 10-Q, using professional standards and procedures for conducting such reviews;

- Conducting a post-audit review of the financial statements and audit findings, including any significant suggestions for improvements provided to management by the independent auditors;

- Discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, prior to public disclosure;

- Overseeing compliance with the requirements of the SEC for disclosure of auditor's services and audit committee members, member qualifications and activities;

- Reviewing, approving and monitoring the Company's code of ethics for its senior financial officers;

- Reviewing management's monitoring of compliance with the Company's standards of business conduct and with the Foreign Corrupt Practices Act;

- Reviewing, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements;

- Providing oversight and review at least annually of the Company's risk management policies, including its investment policies and approving any deviations therefrom;

- Reviewing the Company's compliance with employee benefit plans;

- If necessary, instituting special investigations with full access to all books, records, facilities and personnel of the Company;

- As appropriate, engaging and obtaining advice and assistance from outside legal, accounting or other advisors;

- Reviewing and approving in advance any proposed related party transactions;

- Reporting regularly to the Board;

- Reviewing its own charter, structure, processes and membership requirements;

- Assessing the committee's performance annually;

- Providing a report in the Company's proxy statement in accordance with the rules and regulations of the SEC; and

- Establishing procedures for receiving, retaining and addressing complaints received by the Company regarding accounting, internal accounting controls or auditing matters and procedures for the confidential, anonymous submission by employees of the Company of any concerns regarding alleged questionable accounting or auditing matters.

MEETINGS:

The Audit Committee will meet at least four times each year to discuss and carry-out the responsibilities set forth herein. The Audit Committee may establish its own schedule, which it will provide to the Board of Directors in advance.
The Audit Committee will meet separately with the Chief Executive Officer and separately with the Chief Financial Officer of the Company as it deems appropriate to review the financial affairs of the Company. The Audit Committee will meet separately with the independent auditors of the Company, at such times as it deems appropriate, but not less than annually.

MINUTES:

The Audit Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board of Directors.

REPORTS:

In addition to preparing the report in the Company's proxy statement in accordance with the rules and regulations of the SEC, the Audit Committee will summarize its examinations and recommendations to the Board of Directors as may be appropriate, consistent with the Committee's charter.

COMPENSATION:

Members of the Audit Committee shall receive such fees, if any, for their service as Audit Committee members as may be determined by the Board of Directors in its sole discretion. Such fees may include retainers or per meeting fees. Fees may be paid in such form of consideration as is determined by the Board of Directors.

Members of the Audit Committee may not receive any compensation from the Company except the fees that they receive for service as a member of the Board of Directors or any committee thereof.

DELEGATION OF AUTHORITY:

The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decision is presented to the full Audit Committee at its scheduled meetings.

RESOURCES:

The Audit Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Audit Committee. The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The Audit Committee shall determine the extent of funding necessary for payment of compensation to the independent auditors for purpose of rendering or issuing the annual report and to any independent legal, accounting and other consultants retained to advise the Audit Committee.



Pharmacyclics®



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DESIGNATION (IF ANY)
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Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. ☒

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2.

1. Election of Directors*:

	For	Withhold		For	Withhold		For	Withhold
01 - Robert W. Duggan	☐	☐	02 - Miles R. Gilburne	☐	☐	03 - James L. Knighton	☐	☐
04 - Richard M. Levy, Ph.D.	☐	☐	05 - Richard A. Miller, M.D.	☐	☐	06 - Christine A. White, M.D.	☐	☐

*To elect the directors listed above to serve until the next annual meeting of stockholders or until their successors are duly entitled and qualified.

	For	Against	Abstain
2. To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2008.	☐	☐	☐

B Non-Voting Items

Change of Address — Please print new address below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼



Pharmacyclics®

Proxy — Pharmacyclics, Inc.

Annual Meeting of Stockholders, December 14, 2007

This Proxy is Solicited on Behalf of the Board of Directors of Pharmacyclics, Inc.

The undersigned revokes all previous proxies, acknowledges receipt of the Notice of Annual Meeting of Stockholders and the Proxy Statement and appoints Richard A. Miller, M.D. and Leiv Lea, and each of them, the Proxy of the undersigned, with full power of substitution, to vote all shares of Common Stock of Pharmacyclics, Inc. (the "Company") which the undersigned is entitled to vote, either on his or her own behalf or on behalf of any entity or entities, at the Annual Meeting Of Stockholders of the Company to be held at the Company's facility, 995 E. Arques Avenue, Sunnyvale, CA 94085 on Friday, December 14, 2007 at 12:00p.m. (the "Annual Meeting"), and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this Proxy shall be voted in the manner set forth on the reverse side.

This proxy, when properly executed, will be voted as specified below, if no specification is made, this Proxy will be voted FOR the election of the directors listed on the reverse side and FOR the proposal to ratify the appointment of Pricewaterhouse Coopers LLP.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE.